Filed by ArcLight Clean Transition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ArcLight Clean Transition Corp. II

Commission File No. 001-40272

Operator:

Welcome to the UBS Energy Transition Call with OPAL Fuels. My name is Brian. I will be the manager today. During the presentation, your lines will remain on listen only. If you require assistance at any time, please press *0 on your telephone and an operator will be happy to assist you. I would like to advise all parties this conference is being recorded. With that, I would like to have the call over to your host, Jon Windham. Sir, please proceed.

Jon Windham:

Hey. Thanks, Brian. Welcome everybody to our latest installment of the UBS Energy Transition Call series. In this call series, we try to connect UBS institutional investors with energy experts and innovative companies that are in some way, enabling or driving the energy transition.

As usual, I’m your host today, Jon Windham. I head up Alternative Energy and Environmental Services Equity Research here at UBS. Today, we’ll be talking renewable natural gas solutions with OPAL Fuels. OPAL Fuels is a leading vertically integrated producer and distributor of renewable natural gas or RNG. And some background, on December 2nd of this year, they announced a business combination with ArcLight Clean Transition Corp II, NASDAQ ticker ACTD. And upon closing, the combined company is expected to trade under the ticker OPL.

Very happy to have with us on the call, Adam Comora, who’s the Co-CEO. Before I turn it over to Adam, just a few logistical items for participants. First, there are slides to accompany today’s discussion. They were distributed via email to pre-registered participants about 20 minutes ago. And then second, it’ll be a typical format in the call series today with a opening introduction presentation by Adam followed by Q&A.

Brian, who’s the operator and helping us out today will provide instructions on how you can log any questions after the presentation. And as always, for those of you that prefer you can email me your questions directly, and I will ask them anonymously for you. If you don’t see the slides or if you have a question, I’m sure most of you have my email address if you found your way to this call, but it’s Jon, Jon.Windham@ubs.com. Again, Jon.Windham@ubs.com.

And then lastly, as a UBS equity research analyst, we are required to provide certain disclosures for all expert and company calls. The full list of disclosures was provided in the invite to this call as well as is available on ubs.com/disclosures. The short of it is this call is not a recommendation by UBS to transact in any security.

All right, with that, Adam, thanks for being here today. It’s a nice Friday in the market. Renewable natural gas, a topic I have to admit, I haven’t spent enough time on, on this call series. It’s probably one of the more requested topics that we’ve had. So it’s a very interesting time for you to be coming to market. I’m really glad you’re here to share the story with us today. I’ll turn the floor over to you.

Adam Comora:

Yeah. Thank you so much. I’m really happy to be here today and appreciate you having me. I look forward to the conversation today. I think people have been emailed out a deck, so I may refer some of the slides in there if that’ll be helpful. And I’ll just go real quick through the first couple on the transaction that we announced last week, where we announced OPAL Fuels will be merging into ArcLight Clean Transition Corp II. ACTD is the ticker. And really excited about our next phase of growth.

I would say that this transaction for us is all about raising capital to deploy into extremely attractive projects that we have control over in our portfolio. Fortistar, who’s the sponsor and primary owner of OPAL Fuels is rolling 100% of our equity in this transaction. So Fortistar will still own about 75% of OPAL Fuels.

OPAL Fuels – UBS Energy Transition Call	Page 1 of 16

I’m on page four. The only other highlight I would mention about the transaction is we were proactive around capital raise even outside of this SPAC transaction and what would be coming over from cash held in trust. Our business plan that I’m going to roll out today or explain to you is fully funded between a term loan we arranged, a $100 million preferred equity investment by NextEra and a $125 million PIPE that we had announced with it. And really looked to that cash and trust as added dry powder for numerous opportunities we see outside of our portfolio, whether it be M&A, new development opportunities, and that sort of thing.

Just by way of background, Fortistar is a family office, private equity firm, has a portfolio of 11 other companies. And we’ve been building this business, OPAL Fuels, for over 20 years and really excited about this next phase of growth for it.

I’m on page six right now. I’ll try and keep it high level. I’m not sure how familiar everybody is with RNG. It sounds like everybody’s getting up to speed on it. I would just say RNG as a renewable energy resource is a terrific product. What we essentially do is we capture harmful methane emissions. The single biggest issue to halt climate change are methane emissions. We capture them at landfills and dairy digesters and looking at other sources as well.

But primarily what’s in our portfolio are our landfill gas projects and dairy manure projects. The reason why it’s such a terrific fuel and we’re seeing so much interest in it is the environmental benefits of capturing it. But once we capture it, we clean it up, we put it over existing pipeline infrastructure, so it’s easily transportable and also easily stored and there when you need it. It’s a terrific overall renewable energy resource.

As I had mentioned, we’ve been in this business for over 20 years. Our background has been capturing harmful methane emissions and turning it into renewable electricity, which historically has been the highest, best use of this renewable natural gas. What we’re doing now is really a blocking and tackling execution story, taking all of these existing projects within our business and turning them into renewable natural gas projects, which then we target the transportation industry. We’re doing it today at scale. We’re a little unique from other SPACs that are coming to market where we’ve already got existing EBITDA over 41 million in 2021. And we’re a real operating business over 250 employees and as I had mentioned, have a long track record in the space.

Myself personally, I’ve spent the last nine years building out our downstream dispensing and fueling business, which is building out renewable natural gas fueling stations. And we built 350 in total. Our largest customer is UBS. We’ve built 50 stations for them. We have over 5,000 of their trucks’ fueling stations that we operate every day.

And my Co-CEO, Jon Maurer, who not able to join us, has spent over 30 years at Fortistar, and really over the last 20 building out what we call our upstream capture and conversion business, building these projects, acquiring projects on the upstream side. We’ll spend a little time talking about what that means to be vertically integrated, having both the upstream capture and conversion and the downstream dispensing and monetization and transportation fuel and why that’s so beneficial to us.

So again, high level, we obtain gas rights, much like a mineral right or something else, at these landfills and dairy digesters or at these dairies. Shortest tenor contracts will typically be 20 years. Many of them go long beyond that. And it is a long life resource and all the landfills that we’re on and building these projects continue to accept trash. One of the special sauces that we have is how to maximize the value of the resource and really maximize the quantity and the quality of the gas that we’re able to get out of here out of these feed stock hosts and build really robust world class operating facilities, and are able to do it on the downstream side as well.

OPAL Fuels – UBS Energy Transition Call	Page 2 of 16

After we clean up the gas where we’ve got these 20 year rights, as I mentioned, we inject it into a pipeline and then we pull it off in a notional book and claim. So when we build a facility on a landfill in Michigan, we’re able to build a station really anywhere in the country and pull the gas off there and use it as a transportation fuel.

The other thing I’d say is that we’re also replicating what we’re doing in hydrogen where we can actually use our RNG supply in a steam methane reformation process to lower the carbon intensity of hydrogen. And we’ve got a couple agreements in place to do that. And also embarking on building out some hydrogen fueling stations for the class A heavy duty fleet.

I should also mention this product is really geared towards the heavy duty transportation market. We are not looking to use RNG as a fuel source for passenger vehicles and other lighter duty things. This is really geared towards displacing diesel.

Let’s go to page eight, which talks a little bit about the investment highlights here. The first thing I wanted to mention is our vertical integration. We’ve been in this business, as I mentioned, taking out landfill gas and creating renewable power. Historically, we had sold those under renewable PPAs. About six, seven, eight years ago, we started thinking about higher better use of our landfill gas assets, and really got intrigued by the transportation fuel market.

In order to create the environmental credits as a transportation fuel, you need to have both ends of the value chain, both the production when you’re injecting the gas and also the dispensing stations where you place the fuel into a vehicle. You need both of those things sent into the EPA to create the environmental credits.

And when we started looking at the industry, a lot of value historically gets paid to the station or the dispensing capacity network. And we do have other public competitors that are on just the capture and conversion or supply side. And we do have some public competitors that are just on the station side, although they have announced that they want to get into vertical integration and invest in some projects.

But we thought it was really important by having our own control over the dispensing capacity and fueling stations, we’re able to capture the full value of the RNG where historically and currently, a producer of RNG may have to pay out 15% to 20% of the value to the station owners. So it’s really important for us to capture the full value of the RNG by having that dispensing network.

What we’ve also found is almost more important than capturing the full value and avoiding any economic leakage is the strategic advantage where it really allows us to drive market share gains both on the upstream side of securing new gas projects, and also on the downstream side by getting new fuel customers.

On the upstream side specifically, dairies and ultra-low carbon CI, depending on what the feed stock source is, you have different carbon intensities of the fuel. And dairy projects, because you’re pulling the methane off of what would’ve all escaped into the atmosphere, they have extraordinarily low, negative 250, negative 350 carbon intensity scores. Those projects do cost a lot more money than a landfill project.

And it’s critical that that gas gets placed into California and other low carbon fuel standard states in order to justify the economics. By having our own controlled dispensing capacity in California, we’ve been able to leverage that into a lot of new opportunities to build out our portfolio.

OPAL Fuels – UBS Energy Transition Call	Page 3 of 16

When we go through our development pipeline in a little bit, you’ll see that we have four dairy projects. We actually con commissioned one, and it’s in operation. Last month, we had a ribbon cutting and three more in construction and a bunch more in our control pipeline where we’ve already got the gas rights and maybe waiting for permitting or other things to enter construction. Those opportunities come to us because first, a dairy developer or a dairy asks us if we want to be their offtake partner, where we would charge them 15% or 20% to get the gas placed into California.

And we do have some third-party that are paying us to get a place into California, but we’ve been able to leverage that into ownership opportunities where pretty soon they see that we could be a strategic partner, provide capital, provide expertise on how to design and build and operate the facilities reliably and perhaps structure those. So we’ve been able to leverage our downstream capabilities into those upstream opportunities. That also shows up when we’re dealing with new landfill projects.

I should say, by the way, we are geared towards maximizing the value of the RNG in the transportation fuel sector. By doing that, by the way, our RNG from landfills, we achieve values of over $40 per MMBtu. We are totally flexible and have optionality to use our RNG into other new end markets as they develop. And that’s happening, as I mentioned, on the hydrogen side, other international markets, and we’re seeing the voluntary markets, which are not beholden to any regulations or any incentives starting to really bid up the price that they will buy our product for longer terms. Some of our competitors on the upstream side are certainly doing that.

Right now, that value in the $18 to $20 per MMBtu range for those contracts don’t necessarily seem as attractive to us as getting the gas placed into a transportation fuel. And so, when we go into landfills and have direct access into the transportation fuel markets, it also helps them maximize the value of their resource, where we’re able to share value with them with a much higher value end product than perhaps tapping into some of these other lower price markets.

The other key investment highlight I want to hit on page eight is the visibility to our EBITDA growth. This is not a situation where we are trying to ride. Although there is an extraordinarily large total addressable market and we’re really excited about that, this is not go get business. These are existing projects in our portfolio that we’re raising capital for to convert into these RNG facilities. These RNG facilities have typical 35% to 45% unlevered IRRs. So really exciting for us to be able to do that, and it’s really one of the key reasons why we’re going public. When you flip through our deck later, you’ll see that 41 million of EBITDA we have in 21, just from the eight projects that are in construction today. We’ll add another a hundred to 110 million of EBITDA when we layer in the downstream profitability. So if we stop the clock today, we’ve got 150 million of EBITDA. And another nice thing about our business is after build these facilities, there is no CapEx.

This is not a traditional energy story where all your cashflow goes back into the ground to drill and develop the resource. Once we build, our resources naturally occurring and bubbles up to us. Sp that EBITDA, roughly all translates into free cashflow. And we’re really excited about that. So, the eight projects under construction, take us up to that 150 level, and the additional 16 projects that are under our control, that are in late stage or advanced stage development, will get us to a run rate.

Our 2024, you can see in there, somewhere in that 446 range of EBITDA, but that’s not even full year run rate, we’ll be over 500 million of EBIDA, and again, 80, 90% free cash flow conversion, just by what’s existing in our portfolio today. And, if we stopped there, we would be colossally disappointed. If you go back and listen to a lot of the public landfill companies, looking to maximize the value of their resource, looking for partners, such as Opal Fuels to develop of that resource, we think there’s significant opportunity to grow our portfolio, besides what’s existing today, and also see significant M&A opportunities as well, beyond what’s in our business plan.

OPAL Fuels – UBS Energy Transition Call	Page 4 of 16

So really excited, really excited about the team that we’ve built, not only the existing people, but the people that we’ve recruited and hired over the last 3, 4, 5 years. And really think we’ve got the best team in place to execute on our plan and also get some of that go get business. I want to be mindful of the time, to make sure that there’s enough questions. I’ll just stop briefly on page 12.

So in the transportation fuel market that we’re targeting, 45.5 billion gallons of diesel fuel are consumed each year. The industry, the R&G industry will probably produce four to 500 million gallons next year, plenty of headroom to grow our product in heavy duty transportation. And the other side of page 12 talks about the regulatory market, where Congress enacted in 2005 and updated the program in 2007, the renewable fuel standard program, and that obligates refiners to begin to transition over to alternative fuels.

And refiners are the obligated parties that have to purchase the D3 RIN credit that we create by placing R&G into a vehicle fuel. And Congress had mandated, and these are gasoline gallon equivalent. Their program is actually an ethanol gallon. If you see a little disparity, for those of you that are knowledgeable about the program. So Congress wanted a mandated refiners purchase, 8.9 billion gallons of RIMs in 2021, grown to 10.6 billion gallons in 2022.

And again, we’re only at a fraction of that today, at producing about 500 million gallons next year. So plenty of room to continue to grow this as a transportation fuel, plenty of room in the regulatory environment to continue to grow for the industry. And last thing I should mention is, this is all proven technology. There’s over 100 R&G facilities operating in the US today. There is no special sauce, we don’t have to wait for any technological improvements.

It is motors, compressors, and pushing gas mechanically through membranes to clean it up. And on the vehicle side, there’s 60 to 70,000 of these renewable natural gas engine trucks on the road today, capable of using this fuel. And, and what’s interesting about why we’re so excited about transportation fuel is, not only the market to grow and displace diesel and the supportive regulatory environment and all those corporate ESG tailwinds that you see out there. But it’s really rare that we have a product for these fleet customers, where not only can they achieve remarkable sustainability benefits in their carbon footprint, but it costs them less than diesel.

Our R&G, when we’re selling it to fleets, such as UPS and waste management and GFL, and others in the industry, it costs 40 to 70%, less per gallon than diesel. And they see incremental truck paybacks when they purchase these trucks. In California, it’s measured in months and the spread versus diesel and across the country, it’s within three years. And I don’t know how many of you read that Bill Gates book, How To Avoid a Climate Disaster, and it talks about the green premium.

We have a green discount product for these fleets, and really think it’s just a market awareness issue and really excited. Cummins just announced a 15 liter engine, which we think maybe was keeping some people on the sidelines for driver retention issues. The 12 liter that’s out there now already works well enough, but think that 15 liter could really be interesting, in terms of spurring new demand.

But I also want to mention, we are technologically agnostic, right? We are at the forefront to participate, if hydrogen fuel cell trucks begin to get adopted in our fleet customers. And by the way, there’s not going to be one silver bullet technology for transportation emissions, which is 30% of the greenhouse gas emissions in the US. We think there’s terrific technologies for different applications. Really excited that we’ve got a right now solution to a right now problem, that’s working in the market.

And we’ve got our eye to the future, should some of those other technologically technologies develop. And again, we could also take our R&G and participate as renewable electricity. Electrification fields, that can have some more challenges out there, but we’ll be there. As I mentioned earlier, renewable natural gas is a terrific renewable resource. And we’re going to capture the most value of it.

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And today, that’s in US transportation fuel, and in the future. We’ve got a history of maximizing the value and we’ll continue. I’ll stop on two more slides, briefly. Page 20 shows the projects that we currently have under construction, that 100 million of EBITDA that I mentioned, Sonoma, that I mentioned went into commission a month ago. Noble Road is getting commissioned as we speak. And that’ll hit COD in the coming days, weeks, and on track for these other construction projects.

And the way we deal with construction are we use turnkey EPC contracts, with liquidated damages on performance and timing. So once they enter construction, really little risk around these projects, getting completed around the time and around at the cost. I want to highlight to build multiples here that I was referencing earlier. These are incredible return on capital projects. And again, all deliver free cash flow, once they’re operational. And you’ll see our paybacks here, 1.5 to 3, or just over three years.

And as I was mentioning earlier of these eight projects in construction, six were not in our portfolio 18 months ago. So we’ve already got a little bit of a proven track record to expand on what’s in our portfolio. Page 21 are the existing projects under our control, where we’ve already got the gas rights, and we’re just finishing out some development around it, perhaps we’re just waiting for some permits.

Perhaps there is a PUC approval, or maybe we’re just trying to maximize the quantity and the quality of the gas flow, where we’re improving some well fields and finishing out a design and engineer on how to appropriately size the projects and see very little risk converting these projects into construction, and that’s really the blocking and the tackling that we’re talking about. And you’ll see that there was some additional go get business in those dairies that were not existing in our portfolio.

There’s some EBITDA bridges in there, in where we stack up to the competition. And you’ll see in our financials, we try and allocate a little bit to what’s in the capture and conversion side, what’s on the dispensing and monetization side. On our downstream business, we make money a few different ways. We build stations for folks and they pay us to build them. And then we have long-term service contracts, and more, and more of our business is going to us, owning the station on our balance sheet. And we do achieve attractive returns on capital when we build those stations and sign up 10 year R&G fuel supply contracts with our customers.

And I’m going to stop there because I know I probably went a little longer than I should have, on the intro. But hopefully I answered some of the questions along the way and you can see where we stack up against some of our competitors. And we think we came out at a really attractive valuation. One of the reasons for it is, obviously, we’re trying to convert as much dry powder as we can for some of that additional business.

And also, Fortistar did not use this as a liquidity event. This was an efficient capital raise, where we thought the time now, and that was really what drove the transaction. Last thing to wrap up on page 36, the business problem that we’re trying to solve are the two biggest issues in climate change, capturing harmful emissions, harmful methane emissions, which are extremely problematic for climate change. And then, also reducing greenhouse gases from transportation, which is the second biggest climate change that we’re trying to hit.

And we’re able to do that with one product and in one platform, and really see this as a unique opportunity, where it’s a four win business proposition, where we’re able to maximize the value for a lot of these landfills or dairies that are looking to unlock the value within their business. And our fleet customers are saving money and reducing their emissions. And we think our shareholders are going to benefit from substantial profitable growth as we’re taking this capital and investing it into extremely attractive projects. And last one is, we think society benefits, as we’re all trying to move towards a stem in the climate crisis.

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Jon Windham:

Adam, you hooked me in. That was really great. This is an interesting story. It’s really going to be great having you guys in the public markets. I got a couple questions, but before I do that, Brian, can you provide instructions on how participants can log any questions? I think there’s going to be a number on the line.

Operator:

Absolutely. Everyone, if you wish to ask a question, please press star, one, on your telephone. If you decide to withdraw your question, simply press star, then two. Once again, if you wish to ask a question, please press star, one.

Jon Windham:

Great. I’ll come back to you a minute, Brian, to get the questions on the line. Okay, Adam, I want to start off in just a very basic, if you can walk us through one individual project and just in terms of whether it’s a specific project or just a stylized, just to understand, what does customer acquisition look like? What’s the timeline on that? How long does it take to go from identifying a site, to locking in that customer, what the cashflow looks like in terms of construction costs and then, the value sharing arrangement, if it’s a landfill, just timeline, just so people can better understand in individual projects economics. Thanks.

Adam Comora:

Yeah, absolutely. So I’ll go back to page 20 and again, what we’re presenting to folks, there is not a customer acquisition cost. These are already projects where we have the gas rights on. So everything that we’ve presented here in our financial forecast, we’ve already done that and already have these projects under our control. And then we’ll talk a little bit at the end of my answer, on how we see the portfolio growing and new customers. And it sounds like we’re talking about on the project side.

So I’ll answer your question on the R&G project side. And if we want to dovetail that into the downstream customer acquisition costs, or how we see that playing out. So on the upstream side, there is no timeline for gathering these gas, right? They’re already existing in our portfolio. What happens is, and I’ll go to page 21, actually first, sorry about that. So moving something from page 21, which is a late stage development, into a construction project will require a few things.

One is, typically, we’ll blend and extend our gas rights, where we’ve got these electric facilities where we still have the gas right for 7, 8, 9, 10, 11 years. And our landfill partners, they are not seeing significant royalties. They could be in the hundreds of thousands off of the projects. And they’re really interested and excited about turning these into R&G facilities and enjoying more value from the resource. They’re seeing the same things that we’re seeing. So that’s one thing that we need to do is, blend and extend the gas rights.

The second thing we need to do is negotiate out from the PPAs. So some of these electric facilities that I talked about, they have existing long term PPAs. Those are all above market, where we’re getting paid anywhere from 75 to $100 per megawatt hour. And these were all struck at a time where, before the sales revolution and power prices looked like they were going up and renewable power prices were going up.

Since then, we could replace this power, much cheaper rates than these PPAs. So we’ll typically negotiate a termination of the PPA and figure out a way to share that above value with whoever the off take is there. And then, the third thing we have to do is get an interconnect.

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And that’s really interesting because 3, 4, 5 years ago, it was difficult to get this R &G placed into pipelines, where you didn’t necessarily have utilities really care so much about getting R&G into their pipelines. And maybe they gave us really difficult specs, or maybe they didn’t return our call. So we would have to really cherry pick which utilities or pipelines we could really inject the gas into.

Two years ago, all that changed. These guys are now scrambling over themselves to get our gas into their pipeline and trying to figure out ways they can participate. So getting gas interconnects is not an issue. And sometimes we have to negotiate a little bit about the specs and if we have a spec that’s harder, that’s closer or easier, that’s a little further, we’ll do a little cost benefit analysis on which one we want to get into. But everything on page 21, we’ve already run down the traps with all of those and are-

One, we’ve already run down the traps with all of those and are sort of in final documentation and so, no customer acquisition cost. It can take three, six months to figure out what the best way to size the facility and that sort of thing is. Once it’s in construction, again, 12, 13 months, date certain, not a lot of risk there. Did that answer all your questions on the upstream side?

Jon Windham:

Absolutely.

All right, cool. So, now I’ll move into sharing value with our partners and we see that changing a little bit and changing for the better where look, there’s a tremendous amount of value in these RNG resources and we’re seeing more and more of these landfill companies wanting to capture some of that value. They don’t have the expertise in house to build these projects and operate these projects.

Remember, we’ve got scale in this where we’ve got a team of wellfield technicians on how to maximize the quantity and the quality and two of the key people that we hired when we got serious about this three, four years ago, ran Waste Management’s internal renewable energy portfolio. They had built 65 projects of Waste Management commissioning one a month and we’re fortunate enough that they joined us and so, we’ve got this great team to do it, but we’re cognizant that they want to make sure that they’re sharing the value and what we see evolving are partnership structures and what I think will likely play out is partnerships, JVs, where we’ll invest some of the capital. They’ll invest some of the capital.

I think royalty rates sort of stay in historical norms because they recognize they’ll be getting the value by owning part of the asset and it really creates terrific alignment where they’re in it with us and they want to make sure that we maximize the quantity and the quality of the gas and work with us on the well fields and really able us to structure terrific arms length transactions where they’re thinking as a project owner alongside of us and really do like that partnership model going forward.

So, in terms of sharing value, that’s how we see sort of that playing out and you’ll likely see more of that across the industry.

Jon Windham:

Perfect. All right. I’m going to go to line in a minute, but I just have one more question from me and how basic it is. It’ll tell you sort of where I am on sort of really understanding all this and sort of heard a lot about it in the last sort of 18 months and sort of as people pointing us to, there are a lot of activity there. So, I’m very interested, but can you give people a sense of frame of how many of these landfill and dairy farm assets are tapped? Sort of what’s the penetration rate of accessing this resource? How much is there out there to be done?

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Adam Comora:

Yeah. Okay. Great questions and by the way, I just looked down at my notes. I missed your cashflow question. So, by the way, so the capital goes out on these projects over the 12 to 13 months that were in construction. Maybe my construction guys are going to hammer me. Maybe they take 15 months to construct. Everybody’s familiar with supply chain issues and that sort of thing.

So, the cash goes out as we’re building the project and certification process with the EPA for RINs is about four months. So, we typically see and we can store the gas, right? We’re not losing any of the gas. So, it takes about four months to be able to start getting the revenues and EBITDA off the project after it’s complete for RINs.

Dairies take a little longer. Maybe that’s nine to 12 months with RINS. So, there is a little bit of a lag and delay for when the completed projects begin producing the revenues and cashflow, which is what you’ll see, by the way, when you look at our 2023 forecast, you’ll see that the EBITDA ramp is a little muted as we’re waiting for some of those for certification processes to play out on these construction projects. And really we start to see them all kicking in ‘23 and beyond.

Okay. So, penetration rate of the resource. As I mentioned, there’s about 100 of these facilities built right now and if you look at some industry reports, LMOP is one that puts it out there for landfills. We think that there is about 1000 that can be completed today. Maybe there’s four or 500 that are really large scale, have electric projects and then another 500 that we think are also attractive candidates.

And by the way, there are many more landfills than that. We expect to see technological improvements. If they’re continued to be the same regulatory environment in the future, that’ll expand beyond just that 1000. And dairies, I think we’re in the much earlier innings and maybe there’s about, I don’t know, 15 to 20 of these dairies operating today and see significant opportunities there. So, we see over the next five to 10 years, the ability for this industry to grow tenfold or perhaps more.

And by the way, there are other sources of biogas out there that we haven’t tapped into yet. Waste water. I’ve been reading some interesting articles on methane release from farming around the globe. So, there’ll be other areas as well. So, the low hanging fruit are really these landfills and larger dairies, but we see other sources coming as well.

Jon Windham:

All right. Thanks Adam. Brian, do we have questions on the line?

Operator:

Sure. Yes, actually we have five questions and the first one is coming from Steve Fisher. Please proceed. Your line is open.

Steve Fisher:

Great. Thanks very much guys for doing this call. So, I cover Cummins and Hyliion here at UBS and so, I’m curious about the potentially symbiotic relationship that you have with those companies. To what extent are you more enabling their business or are they more enabling your business?

Adam Comora:

Great questions because it is symbiotic and we happen to work very close with the Cummins folks. Have for years. Our teams, we do joint marketing things with them and very familiar with them and we’re in the same boat where we’re trying to grow customer adoptions and really excited about their 15 liter engine and hopefully we’ll get those, some trucks into some people’s hands. I know they say end of ‘23.

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Hopefully we can get them out and can get some out there sooner. So, we work very closely with the Cummins folks and always look at ways that we can expand the market together. So, really arm and arm there and we would say the same thing, see the same potential with Hyliion.

We don’t have a relationship yet. I’m familiar with them and I’ll see some of them next week at a conference. We do have an announced alliance or development agreement with Ecolab where we’ll be supplying renewable natural gas into their hydrogen liquid faction facilities to lower their carbon intensity and tap into that zero CI hydrogen production tax credit, which looks like it will get passed in this BBB bill and we’re working with them right now and we’re going to start building fueling stations for them. So again, that would be a symbiotic relationship, really think we can replicate what we’re doing with these renewable natural gas engines in the hydrogen space and really just like to work with anybody that can help us take renewable natural gas and displace diesel.

Steve Fisher:

Great and then my follow up is, I guess, what, in the bigger sense of what needs to happen to really make this work on a more sustainable basis? Is it getting the CARB rules to change to be more accepting of renewable natural gas? And are there any particular catalysts in general ahead that we should be looking out for over the next sort of 12 months? Thank you.

Adam Comora:

Yeah. So, I would say we think we’re starting to get some movement out of CARB and that’s really just a California market thing where in 2035, they would like to have zero combustion vehicles on the road. They’re recognizing all the challenges that come with that. I think South Coast, AQMD put out a really interesting letter around that as some environmental justice folks thought that they weren’t going far enough. I think there’s a decent chance that renewable natural gas engines running on RNG out in California will have the potential to be included as part of the solution as CARB recognizes... It’s interesting. On the LCFS credit side, they do such a terrific job looking at the life cycle of the fuel and for some reason on the vehicle side, they are just looking at what’s happening at the vehicle and sort of ignoring the fact on where that electricity or fuel source is coming from.

I always like to say electricity is not a fuel source. So, with 63% of electrification in the U.S. still coming from fossil fuels and challenges on the grid, I think people are recognizing that we really can’t afford to wait any longer and this is a terrific solution now. That being said, we don’t need any changes for what we think. We’ll really ratchet up adoption rates and really grow this industry in business. I think on the EPA side for the RFS, it’s taken them a little while from the previous administration to sort of get their ducks in a row and even just publish yearly RVOs, which is how many cellulosic RINs people need to purchase or RINs in general.

We’d love to see a little more certainty on how the program gets managed in the future. Nothing needs to change from what’s in the books today, but maybe just providing a little more clarity on how the program is going to get managed once Congress hands it over to the EPA in 2023 would be helpful. There’s numerous things that can be done to accelerate adoption, but again, we don’t need any of them to really have a terrific growing industry. I shouldn’t say that. I should be politicking a little more here. It would be great to have a national LCFS program, which has really been discussed and talked about, but right now we just see individual states starting to adopt them.

Steve Fisher:

Thank you so much.

OPAL Fuels – UBS Energy Transition Call	Page 10 of 16

Operator:

The next question is coming from Shneur Gershuni. Please proceed. Your line is open.

Shneur Gershuni:

Hi. Good morning. Thank you for today’s call. I’m actually Shneur Gershuni covering Natural Gas at UBS. I actually cover the stream of natural gas at UBS. The question I wanted to focus on a little bit here was specifically on the RINs and how you think about managing the volatility. There are some in the RNG or RSG space that have sort of talked about the potential to contract them on a longer term basis to remove the volatility. Just curious if you think that that’s a trend that is going to come about? How do you think it would work? Just any broader thoughts on managing the volatility around RINs? Thank you.

Adam Comora:

Yeah. It is a terrific question and one we spend a lot of time thinking about and we have some good confidence that the RFS program, because it does those things that I talked about earlier from climate crisis, is going to continue and is supported bipartisan with some of the ag guy, right leaning states, really liking the agricultural benefits and certainly on the left side of things, all the positive it’s doing to halt climate change. So, we think there’s good bipartisan support. We think the RFS is going to continue and we’re really built to maximize the value in that. It’s really interesting. From a first look, I can see how the D3 RIN pricing seems opaque, seems volatile. If you spend a little time on it, it’s actually not that volatile with the way that they’re managing the program and you’re seeing it now. You’re seeing it with their announced RVOs from the other night.

And by the way, we do think on the margin, maybe there’s going to be some negative headlines around ethanol and that sort of thing. The cellulosic category has really strong support because we’re capturing harmful methane emissions. And when you look at the mechanics of how a D3 RIN is priced in trades, two thirds of it is defined by wholesale gasoline prices, which is readily determined and is printed for the following year. So, next year. So in other words, an obligated party that needs to purchase a D3 RIN can also satisfy that obligation by purchasing a cellulosic waiver credit and a D5 RIN. The cellulosic waiver credit is what I’m talking about where it is defined and determined mathematically by wholesale gasoline prices. We know the cellulosic waiver credit for 2022 is $2.31 cents per D3 RIN. Period. Full stop. And that’s not changing for next year.

And then what you do is you layer on top of that, the D5 RIN, which is currently trading around $1.38, $1.40. So, those two things together add up to $3.70 cents for a D3 RIN in 2022. So, an obligated party has two choices, either purchase a cellulosic D3 RIN or buy that waiver credit, fixed 2.30 next year and buy a D5. So, our D3 RIN typically trades towards that value, that parody value and we see that continuing and think that the RFS is going to continue to get managed that way. So, the real volatility is around, there’s a third of it is based on the D5, which is based on the D4, which can be based soybeans and the cellulosic is really around oil prices.

So, if oil prices stay between 50 and $120 per barrel and it’s inversely correlated, by the way. They were clever when they did this. Higher oil prices, you get less value in your cellulosic waiver credit because alternative fuels can compete more effectively with higher priced oil. We see the D3 RIN stable in the 2.50 to $3 range. So, we like it.

That being said, we are always on the lookout for other ways to maximize value. We understand that a voluntary fixed term price of 18 to $20 per MMBtu for 15 or 20 years without regulatory risk can be attractive, right? And I think some of our competitors entered into those because they A, didn’t have the downstream and typically paying out 15 to 20% to get it placed in. And B, they didn’t have equity capital, per se, to necessarily finance their projects and we’ve been able to be fortunate enough to be able to

OPAL Fuels – UBS Energy Transition Call	Page 11 of 16

not have to do that to lock in those prices. And so, I think maybe that’s the genesis of that, but once we see... And I would also add this. When we look at fixing the price for our RNG for 15 or 20 years, it’s difficult to really ascertain how much value we should ascribe to the fossil nat on that gas, right? We have an idea of what we think e should ascribe to the fossil nat gas, right? We have an idea of what we think the green premium should be on the product as we look out, but is $4 for MMBtu the right number to think about, and that fully-wrapped bid at $18 to $20? I’m not even sure. There could be much volatility on fossil nat gas prices, and at the end of the day, that’s a long time to give that optionality to somebody if there’s increasing cost structures, regulation, that sort of thing.

So I know a long-winded answer but ... And you will likely see us tap into other markets to maybe provide a little bit of hedging around the portfolio, or look to some of these international markets. We’re qualifying our facilities right now to sell gas into the carbon markets in Europe. And we’ll look at a portfolio maximization strategy, but it’s just not there yet, from our perspective, to lock in some of those prices.

Shneur Gershuni:

Great. And I really appreciate the color there. Maybe as a follow-up question, actually kind of two, but one specifically on the hydrogen side, you talked about how you’re putting it through an SMR and so forth. Would you basically need an onsite carbon injection well, like a classic well? Do you plan to hook up to an existing carbon takeaway system? I’m kind of curious, what do you do with the carbon once you strip it out and make the hydrogen?

Adam Comora:

Oh, wow. Okay. So a couple of different things, and you’re digging into the weeds here, I am not an engineer or a scientist. I will tell you what we’re doing is we have the ability to blend our [inaudible]. And by the way, it’s the nice thing about having a portfolio of -250 to -350 CI gas, and landfill that’s 40 to 50. That gives us a lot of optionality.

What we’re thinking about doing is just blending it down to a zero CI in terms of their hydrogen production. Now, the skits themselves we’re not producing. we have a partnership with a private company. It’s actually ... Fortistar had invested in it, as well, called BayoTech. That’s the SMR technology that we’re building out some stations for now. I think those likely will not get carbon capture, at least I haven’t seen that yet, although I’m sure they’re looking at it.

And by the way, Fortistar has another portfolio company called Carbon Freight that does do carbon capture. It’s operating on a cement plant in Texas. We’re going to include some carbon capture on a couple of our RNG facilities and landfills, and we’re not investing the capital on that. We’re not operating them. We just allow them to co-locate and it’ll lower our CI scores, I think I’ve seen by approximately 20 points or so. And there’s the potential for them to do that at liquefaction sites as well, for somebody like Nicola and their partnership with TC Energy.

So we are not doing the direct carbon capture on the SMR technologies, but we do see that as a potential for those guys to layer that technology in.

Shneur Gershuni:

Perfect. Thank you very much. Really appreciate the color today.

Adam Comora:

Yeah.

OPAL Fuels – UBS Energy Transition Call	Page 12 of 16

Operator:

And the next question is coming from Lin Shen. Please proceed. Your line is open.

Lin Shen:

Oh, good morning. I appreciate you taking the call. I have two quick questions. First one, what percentage of your RNG sales is qualified to receive LCFS? My understanding that you have to either put RNG in the common carrier pipeline or you have to sell the RNG or CNG in California to receive that. Is that right?

Adam Comora:

Yes, that is correct. The LCFS credits are only on vehicles fueled in California. There are other states implementing. Oregon has an LCFS program in place. Washington, I believe it approved and we’ll see how long it takes them to roll it out. And other states have it on their legislative agenda.

All of our projects can qualify for LCFS credits. In order to make the dairy projects work, we need those LCFS credits in the places, in to California. We have no additional value of LCFS on our landfill projects. That’s the upside. We always do have access to dispensing capacity in California in order to ensure that all of our dairy gas can get placed there. So we do have incremental dispensing capacity that we route our lower CI landfill gas and we are able to pick up a couple of dollars per MMBtu, but it is not in our model. It is not in any of our base case returns on our projects.

Lin Shen:

Got it. I think one thing you didn’t mention from your revenue source is, there is also a alternative tax credit for CNG, is that right? I’m not sure.

Adam Comora:

No. Yeah, we didn’t put any of that in our forecast either. That’s not a great program by Congress, where historically the AFTC was, even if you used fossil natural gas, you would get 50 cents a gallon of tax credit at the end of the year. They’ve always approved it retroactively. We don’t even know if it’s in existence yet for this year. We do not bake that into our numbers. I would say the administration is likely trying to move away from rewarding even fossil natural gas, even though fossil natural gas, by the way, is better than diesel, right? You get 20% emission savings. So we do not have that into our model or our forecast.

And, by the way, somebody had mentioned or asked about what could be coming that could be impactful for us in legislation. I would just add, in this Build Back Better bill, it seems that there’s a 30% tax credit on capital expenditures on plants, which looks like it could get passed. That is not in our model either. So there is potential upside if that moves through that you could see our capital costs be reduced on these projects, and I just wanted to mention that.

Lin Shen:

Got it. Also, quickly, I think your focus, your renewable power revenue is declining year over year. Can you talk a little bit about the reason for that?

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Adam Comora:

Yeah, it is, by converting the projects from power projects over to RNG. If we kept these power projects in the portfolio and continued to run them out, those are stable. But there is such a huge uplift in value when we convert those projects over to RNG. I’ll just say, if you go onto page ... Hang on one second. If you go on to page ... Just give me one second. Page 19 in our pitch book, and we try and break it out between upstream and downstream because we know people are familiar with one side of it or the second side of it, to highlight some of the value of the vertical integration. So our RNG-producing assets, both power and RNG as a transportation fuel, our upstream capture and conversion will generate about $34 million EBIT dot in 2021. $26 of that comes from two projects, the Imperial and Greentree. Then you have 18 electric facilities that are doing the remaining $8 million, so you get a sense of scale when we convert these over.

That’s really what’s happening in the power portfolio. Really what our story is all about is converting lower-margin power projects into a much higher-value end product, which is what we’ve been embarking on.

By the way, we’re already three years into this. I know we’re a new story in the public markets, but this is not something we just thought about over the last 12 months. We’ve been doing this for the last three years, acquiring assets, putting projects into construction, building out the team. So we’re in year two or three of the execution story, here.

Lin Shen:

Great. Thank you, appreciate it.

Operator:

And the next question is coming from Oana Dancescu. Please proceed. Your line is open.

Oana Dancescu:

Okay. Thanks for doing our questions. Just really quick, maybe we can talk a little bit about the downstream part. At the beginning of the call, you talked about the value of the long-term service contracts, building these fueling stations. Some of them are long-term contracts. Can you talk a little bit about what does it mean? What does service gallons mean? What do you actually have to do? How does the revenue come along with servicing the fueling station? And also, do you offer any type of loyalty programs where you offer a little bit of a discount on the RNG you’re placing in the fueling stations? Thank you.

Adam Comora:

Okay. A lot of good questions in there. And by the way, we went with our presentation materials, similar to what the public markets we thought were used to by some other public competitors out there, and that’s why we present our gallons as inclusive of service gallons, and also RNG supply and fuel supply contracts.

You asked on the service gallons. What we do, for some of our customers, like UPS and Waste Management, where they’ve asked us to build stations ... By the way, we built our first station for UPS in 2013. Since then, we’ve built 50 of them. What they ask us to do after we build them is have 10-year full service maintenance agreements where we charge them on a per-gallon basis, because there are variable costs based on station usage across the life of its 10-year contract.

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And we’ve got 70 service techs across the country servicing these stations on a 24/7 basis. Every site we’ve got, we’ve got service metrics that we have to hit. And you can imagine, when we’re dealing with a customer like UPS, specifically in this holiday season, how critical it is that they’ve got station uptime and really feel great about the service team that we put in place.

Because, by the way, one of the really key, critical things in order to get a new customer to convert is reliability of the station and the fuel delivery, and we’ve built out a terrific team to be able to do that, and have other kind of service work as well where maybe we’ll do station upgrades, rebuild, all that sort of stuff as well.

In terms of RNG discounts, yes, we do pass along some of the value of the RNG to our end fleet customers in order to spur adoption. I’m not going to get on my soapbox today, but as I was mentioning earlier, this is a green discount product for the fleet customers and we’re happy to keep doing it and building out adoption and that sort of thing. Ultimately, as this industry matures and all that sort of thing, will fleet customers start paying more for the sustainability benefits? We’ll see. But for now we’re happy to work with them, pass along as much value as we can, and really be a good partner to them.

Jon Windham:

Awesome. All right. We’re at 12 o’clock, so we’re going to start to wrap up the call. Adam, I will turn it back over to you in a moment for any final thoughts, but I just want to say thank you so much for being here today. This was a fire hose of information. I’m going to have to go back and listen to the replay this weekend. This was a really, really great call. I’m looking forward to OPAL being part of the public markets.

Just a reminder to participants. Thanks for all the questions. Thanks for being here. These calls are meant to be an introduction, often, to the company, so if anyone would like to follow up, certainly send me an email. I’ll connect you with Eduardo at ICR and he can connect you with the company for follow up.

We have three more calls in the UBS energy transition call series next week. Those will be the last three of this year. We’ll be talking EV innovation with Arcimoto, long-range solar cars with Lightyear, and optimization software with Origami Energy. Those are all next week, Tuesday, Thursday, and Friday. If you need details to those, do email me.

But I think today was a great example of ... We’ve done 80 of these calls this year, and I feel like we’re just scratching the surface on some of the things that are taking place in terms of the energy transition and how things are changing. So lots to do on this topic, lots to catch up with. And Adam, I really appreciate it. This was super informative. I feel like I know enough about RNG now to be dangerous. But with that, I’ll turn it over to you for final comments, and I hope you have a great weekend. This was a really great call. I appreciate you being here.

Adam Comora:

Yeah. No, I know we’re at the hour here, so I’ll just ... I appreciate everybody taking their time and listening to it. We do think it’s an exciting industry. We do think there’s lots more to come and just see ... Over the next six, nine, 12 months, enormous opportunity to continue to grow the opportunity set and build more of these projects. It’s capital well-spent in the public markets. I got to tell you, it is ... And we’ve got the framework in place for it to continue. Regulatory, corporate tailwinds, global markets. And I think this is well-served, not only for us to be part of the public markets, but for the public markets to allocate capital into these spaces. We’re excited to be a part of this.

Jon Windham:

Great. Brian, we’ll wrap there. Have a great weekend, everyone.

OPAL Fuels – UBS Energy Transition Call	Page 15 of 16

Adam Comora:

Thank you.

Operator:

Thank you, Jon. Thank you, Adam. Everyone, that concludes your conference call for today. You may now disconnect.

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Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or ArcLight’s or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements, including the identification of a target business and a potential business combination or other such transaction are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ArcLight and its management, and the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ArcLight’s final prospectus relating to its initial public offering, dated September 22, 2020, and other filings with the Securities and Exchange Commission (SEC), including the registration statement on Form S-4 to be filed by ArcLight in connection with the transaction, as well as (1) the inability to complete the proposed transaction; (2) factors associated with companies, such as the Company, that are engaged in the production and integration of renewable natural gas (RNG), including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; (3) macroeconomic conditions related to the global COVID-19 pandemic; (4) the effects of increased competition; (5) contractual arrangements with, and the cooperation of, landfill and livestock waste site owners and operators, on which the Company operates its landfill gas and livestock waste projects that generate electricity and RNG prices for environmental attributes, low carbon fuel standard credits and other incentives; (6) the ability to identify, acquire, develop and operate renewable projects and RNG fueling stations; (7) the failure to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction; (9) the outcome of any legal proceedings that may be instituted in connection with the proposed transaction; (10) the amount of redemption requests made by ArcLight’s public shareholders; and (11)the ability of the combined company that results from the proposed transaction to issue equity or equity-linked securities or obtain debt financing in connection with the transaction or in the future. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Both ArcLight and the Company expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ArcLight’s or the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by ArcLight that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholders meeting of ArcLight to vote on the business combination. ArcLight urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ArcLight, the Company and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ArcLight as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ArcLight Clean Transition Corp. II, 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02116. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

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ArcLight and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ArcLight’s shareholders in connection with the proposed transaction. Information about ArcLight’s directors and executive officers and their ownership of ArcLight’s securities is set forth in ArcLight’s filings with the SEC. To the extent that holdings of ArcLight’s securities have changed since the amounts printed in ArcLight’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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